SCM TRUST

1125 17th Street, Ste. 2550

Denver, Colorado 80203

VIA EDGAR

August 26, 2024

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	SCM Trust (the “Trust”)
	File Nos.:	File Nos. 333-176060 & 811-05617
	Fund:	Shelton Large Cap Growth Fund (the “Fund”)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (“Securities Act”), the Trust, hereby requests the withdrawal of the below post-effective amendment to its registration statement filed on Form N-1A, as it relates solely to the Fund.

The below amendment was duly submitted via EDGAR and accepted by the Securities and Exchange Commission (the “SEC”) on the date shown below and was filed to add the Fund as a new series to the Trust.

Post-Effective Amendment Number (1933 Act)	Date Filed	Submission Type	Accession Number
46	June 16, 2022	485APOS	0001398344-22-012085

The Trust has not offered, and does not currently intend to offer in the near future, shares of the Fund. If and when the Trust decides to seek to offer shares of the Fund, it will file another post-effective amendment to its registration statement.

Please contact me at (303) 228-8983 with any questions regarding this application for withdrawal.

Sincerely,

/s/Gregory T. Pusch

Gregory T. Pusch

Secretary

cc:     Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP